Exhibit 99.1

Draganfly Announces Expansion of U.S. Manufacturing Footprint and Capacity to Meet Demand for Scalable U.S.-Made Drone Solutions

August 28, 2025 – Tampa, Florida – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an industry-leading developer of drone solutions and systems, is pleased to announce the expansion of its U.S. manufacturing footprint, capability, and capacity across multiple locations in the United States. This will provide resiliency and redundancy within its manufacturing and supply chain ecosystem. The expansion includes additional AS9100- and ISO9001-certified manufacturing facilities and logistics locations, via its contract manufacturing partner, strengthening the Company’s ability to respond to rising demand for U.S.-made drones.

This expansion comes at a pivotal moment for the U.S. drone industry. In a recent policy shift, the U.S. Secretary of Defense announced an initiative to accelerate domestic drone production and supply chain expansion. This directive supports the rapid scaling of industrial drone production capacity and a move away from lengthy acquisition cycles that have historically slowed the adoption of new technologies. Primary objectives of the directive include increased investment in U.S.-based manufacturers and a more streamlined approach to integrating drone systems across key government and public safety agencies.

These recent announcements and policy shifts underscore the urgency of building a resilient and distributed industrial base that can respond quickly to operational needs and reduce reliance on foreign supply chains. Draganfly’s expanded U.S. manufacturing capacity directly aligns with this national objective by improving logistics and supply chain diversity to meet expanding demand for products such as the innovative Draganfly Flex FPV system.

“U.S. leadership is signaling a clear and necessary shift in how this critical technology is procured and deployed,” said Cameron Chell, CEO of Draganfly. “By expanding our U.S. manufacturing footprint, we’re not only improving how quickly we can deliver for customers—we’re also contributing to a more agile, secure, and self-reliant drone ecosystem.”

As the United States looks to strengthen its domestic capabilities in aerospace and robotics, Draganfly remains committed to enabling scalable, mission-ready solutions through strategic investments in U.S. infrastructure and innovation.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a pioneer in drone solutions, AI-driven software, and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives. visit www.draganfly.com.

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Investor Relations

Investor.relations@draganfly.com

Media Inquiry

Erika Racicot
media@draganfly.com

Company Contact

Cameron Chell
Chief Executive Officer
(306) 955-9907
info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the expansion of US manufacturing resulting in improving logistics and supply chain diversity to meet expanding demand for products such as the innovative Draganfly Flex FPV system. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.